

Mail Stop 7010

February 17, 2006

By U.S. Mail and Facsimile

Mr. Kevin C. Kern
Chief Financial Officer
BWAY Corporation
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350-2237

> **Re:** **BWAY Corporation**
> **Form 10-K for the Fiscal Year Ended October 2, 2005**
> **File No. 001-12415**

Dear Mr. Kern:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 2, 2005

Item 6 – Selected Financial Data, page 8

1. In note 15 to your selected financial data table, you say that EBITDA is frequently used to measure your ability to service debt, as well as to determine your financial performance. We note that you have appropriately provided a reconciliation of EBITDA to net income (loss) since you use EBITDA as a financial performance measure. In future filings, please also provide a reconciliation of EBITDA to cash flows from operations since you also use EBITDA as a liquidity measure.

Item 9A – Controls and Procedures, page 19

2. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

Financial Statements, page F-1

Statement of Cash Flows, page F-6

3. We assume your line item, "(decrease) increase in unpresented bank drafts in excess of cash available for offset" represents bank overdrafts. Please confirm our understanding or provide us with the circumstances surrounding this line item should our assumption be incorrect.

Note 14 – Contingencies – Environmental, page F-26

4. We understand that you "record reserves for environmental liabilities when environmental investigation and remediation obligations are probable and related costs are reasonably estimable." Please tell us whether you believe it is remote or reasonably possible that material losses may have resulted from environmental remediation matters and/or environmental investigations related to your current and former facilities.

* * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, John Cash, Accounting Branch Chief, at (202) 551-3768 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Asst. Chief Accountant